                                                                                                    June 2,  2026

U.S. Securities & Exchange Commission

100 Pearl St.

New York, NY   10004

Attn:  Megan Miller

Re:  Bertolet Capital Trust (Registrant)     File 811-21291

Dear Ms Miller,

This letter is in response to comments provided by you to me on May 4, 2026 regarding

Registrant’s 2025  Form N-CSR. Our responses reflect consultation with our long-time auditors,

Tait Weller Baker.

Comment:  Under Quarterly Portfolio Holdings (unaudited) of Annual Report, please eliminate the sentence “and Fund’s first Form N-PORT was filed with SEC on Nov. 29, 2004.”

Response: the requested change will be made.

Comment:  Under Segment Reporting of Annual Report, please indicate that Advisor President is deemed to be the Chief Operating Decision Maker.

Response:  the requested change will be made.

Comment:  Please consider adding disclosure to the Financial Highlights that Expense Ratios shown do not include Acquired Fund Fees & Expenses (AFFE).

Response: the requested change will be made.

Comment: On the signature certifications, please indicate that President, Treasurer is the “Principal Executive Officer”

Response:  the requested change will be made.

Comment:  Please consider adding a line to the Statement of Assets & Liabilities-

“Commitment & Contingencies” (zero) with a footnote referencing

Note 3- Investment Advisory Agreement.

Response: We believe the current disclosure in Note 3 is sufficient.

Comment:  Please consider incorporating Form N-CSR items 8,9,10,11 into financial stmts.

Response:  We believe the current disclosures in Form N-CSR are sufficient.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-725-0805. Thank you.

                                                                           Sincerely,

                                                                  /s/      John E. Deysher

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